As filed with the Securities and Exchange Commission on    February 25, 1998.
Registration No.333-43831


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                            SUMMIT SECURITIES, INC.
               An Idaho Corporation--IRS Employer No. 82-0438135

                            929 West Sprague Avenue
                              Spokane, WA  99201
                                (509) 838-3111

                               Agent for Service
                             Tom Turner, President
                            Summit Securities, Inc.
                             929 West Sprague Ave.
                              Spokane, WA  99201
                                (509) 838-3111

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/  /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                       Proposed    Proposed
                                        maximum     maximum
Title of each class of     Amount      offering    aggregate    Amount of
   securities to be        to be       price per   offering    registration
      registered         registered      unit        price         fee
______________________   ___________   _________  ___________  ____________
Preferred Stock Shares     150,000       $100     $15,000,000     $4,545

      The Registrant is hereby proposing to register 10,000 Shares of Preferred Stock, Series S-3. The amount of the filing fee associated with such newly registered securities is $303. The Registrant is hereby amending Registration No. 333-19787 pursuant to Rule 429 of which approximately $140,000 of Preferred Stock, Series S-3, remain unsold. The amount of the filing fee associated with such previously registered securities, which fee was previously paid with prior Registration Statements, was $4,242. The amount of the registration fee shown above is the combined fee for the previously registered securities and for the newly registered securities.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                    PART I
                            SUMMIT SECURITIES, INC.

                             Cross Reference Sheet
              Showing Location in Prospectus of Items of the Form

                   Item of Form                           Location
     ________________________________________   ____________________________
1.   Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus------------------------------   Outside Front Cover Page
2.   Inside Front and Outside Back Cover
     Pages of Prospectus---------------------   Inside Front Cover Page
3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges and
     Preferred Stock Dividends---------------   Prospectus Summary;
                                                Summary Consolidated
                                                Financial Data; Risk
                                                Factors
4.   Use of Proceeds-------------------------   Use of Proceeds
5.   Determination of Offering Price---------   *
6.   Dilution--------------------------------   *
7.   Selling Security Holders----------------   *
8.   Plan of Distribution--------------------   Plan of Distribution
9.   Description of Securities to be
     Registered------------------------------   Description of Securities;
                                                Description of Capital and
                                                Common Stock; Description
                                                of Preferred Stock
10.  Interests of Named Experts and Counsel--   Legal Matters; Experts
11.  Information with Respect to the
     Registrant------------------------------   Front Cover Page;
                                                Prospectus Summary;
                                                Capitalization
12.  Incorporation of Certain Information
     by Reference----------------------------   Available Information;
                                                Incorporation of Certain
                                                Documents by Reference
13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities-------------------------   Indemnification

* Not applicable or negative.

             SUBJECT TO COMPLETION DATED    February 25,     1998.

                            PROSPECTUS

                      SUMMIT SECURITIES, INC.
                          150,000 Shares
       Variable Rate Cumulative Preferred Stock, Series S-3
    ($100 Per Share Offering Price and Liquidation Preference)

PRICE PER
  SHARE              DISTRIBUTION FORMULA (APPLICABLE RATE)
_________         ___________________________________________
  $100            The greater per annum rate of
                    the Three-Month U.S. Treasury Bill Rate, or
                    the Ten Year Constant Maturity Rate, or
                    the Twenty Year Constant Maturity Rate,
                  plus .5% (Minimum 6%/Maximum 14%)

      The shares of Variable Rate Cumulative Preferred Stock, Series S-3 ("Preferred Stock") of Summit Securities, Inc. ("Summit") offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions." Preferred Stock may be redeemed, in whole or in part, at the option of Summit at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." In liquidation, Preferred Stock is subordinate to all debts of Summit including Summit's certificates, on parity with other preferred stock and senior to Summit's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

      There is no trading market for the Preferred Stock and none is expected to be established in the future. See "RISK FACTORS." A list of persons willing to sell or purchase Summit's issued and outstanding shares of preferred stock is maintained by Metropolitan Investment Securities, Inc., ("MIS") as a convenience to holders of Summit's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." This offering of Preferred Stock is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Preferred Stock must be sold.

      FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE PREFERRED STOCK OFFERED HEREBY, SEE RISK FACTORS ON PAGE ____ OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   UNDERWRITING
                   PRICE TO       DISCOUNTS AND       PROCEEDS TO ISSUER
                    PUBLIC        COMMISSIONS(1)      OR OTHER PERSONS(2)
                  ___________   _________________  ________________________
Per Preferred
Share                 $100           0% to 6%             100% to 94%
Total:            $15,000,000     None-$900,000     $15,000,000-$14,100,000

      (1) There is no direct sales charge to the investor. Preferred Stock distributions are calculated on their full respective offering prices, without deduction for underwriting discounts or commissions. Summit will reimburse MIS, a wholly owned subsidiary, for commissions paid to licensed securities sales representatives. See "PLAN OF DISTRIBUTION."

      (2)  Before deducting other expenses estimated at $110,000.

      The Preferred Stock is being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. The offering is subject to NASD Rule 2720. No offering will be made pursuant to this Prospectus subsequent to January 31, 1999. See "PLAN OF
DISTRIBUTION."

                   METROPOLITAN INVESTMENT SECURITIES, INC.

      The date of this Prospectus is _________________.

                     INSIDE FRONT COVER PAGE OF PROSPECTUS

      No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

      Summit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Summit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Summit, that file electronically with the Commission at the following Internet address: (http:\\www.sec.gov).

      Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are incorporated herein by reference in this prospectus:

      Annual report on Form 10-K for the fiscal year ended September 30, 1997 (filed January 7, 1998).

   Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (filed February 23, 1998).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Summit will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ____
Available Information-------------------------------------

Incorporation of Certain Documents by Reference-----------

Prospectus Summary----------------------------------------

Capitalization--------------------------------------------

Summary Consolidated Financial Data-----------------------

Risk Factors----------------------------------------------

Description of Securities---------------------------------
  Description of Capital and Common Stock-----------------
  Description of Preferred Stock--------------------------
  Transfer Agent and Registrar----------------------------

Legal Matters---------------------------------------------
  Legal Opinion-------------------------------------------
  Legal Proceedings---------------------------------------

Experts---------------------------------------------------

Plan of Distribution--------------------------------------

Use of Proceeds-------------------------------------------

Indemnification-------------------------------------------

                              PROSPECTUS SUMMARY

      This summary is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information appearing elsewhere in this Prospectus. This offering involves certain investment considerations for prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & "RISK FACTORS."

THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

      Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 929 West Sprague Avenue, Spokane WA 99201. Its mailing address is PO Box 2162, Spokane WA 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Ste. 150, Boise, Idaho 83704 and its telephone number is (208) 376-8260.

      Where reference herein is intended to include Summit Securities, Inc. and its subsidiaries, they are jointly referred to as the "Consolidated Group." Where reference herein is intended to refer to Summit Securities, Inc. as the parent company only, it is referred to individually as "Summit."

      Summit was founded in 1990 by Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") as a wholly owned subsidiary. On September 9, 1994, Summit was acquired by National Summit Corp., which is wholly owned by C. Paul Sandifur, Jr. Mr. Sandifur is President and controlling shareholder of Metropolitan. Accordingly, the change in ownership altered the form of control, but did not result in a change of the individual in control.

      Between January and June of 1995, Summit acquired MIS and a wholly owned holding company acquired Old Standard Life Insurance Company (Old Standard) from Metropolitan. In addition, Summit commenced operation of a property development company, Summit Property Development Inc. On December 28, 1995, Old Standard acquired Arizona Life Insurance Company ("Arizona Life").

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding and selling receivables (hereinafter Receivables). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The
Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by institutional lenders who specialize in borrowers with impaired credit or non-conventional properties. In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities.

      The Consolidated Group invests in Receivables using funds generated from Receivable cash flows, the sale of annuities, the sale and securitization of Receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings. Metropolitan provides Receivable acquisition services, and Metwest Mortgage Services, Inc. ("Metwest"), a wholly owned subsidiary of Metropolitan, provides Receivable collection and servicing to Summit, Old Standard and to Arizona Life.

Terms

      For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document.

      Arizona Life:  Arizona Life Insurance Company

      Certificates: When this term is uncapitalized, it refers to certificates generally. When this term is capitalized, it refers to any Certificates which may be offered contemporaneously with this Preferred Stock offering.

      Consolidated Group: This term refers to the combined businesses consisting of Summit and all subsidiaries.

      MIS:  Metropolitan Investment Securities, Inc.

      Old Standard:  Old Standard Life Insurance Company.

      Preferred Stock: When this term is capitalized, it refers to the Series S-3 Preferred Stock being offered herein. When this term is uncapitalized, it refers to preferred stock generally.

      Receivables: Investments in cash flows, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

      Summit:  Summit Securities, Inc.

      Affiliated Companies: The following companies are affiliated with Summit through the common control of C. Paul Sandifur, Jr. These affiliates provide services to the Consolidated Group for a fee and engage in various business transactions with the Consolidated Group.

            Metropolitan: Metropolitan Mortgage & Securities Co., Inc., Summit's former parent company.

            Metwest:  Metwest Mortgage Services Inc., a subsidiary of
      Metropolitan.

            Western United: Western United Life Assurance Company, a subsidiary of Metropolitan.

                       ORGANIZATIONAL CHART
                    (as of September 30, 1997)

                      National Summit Corp.
                               |
                               |
                              100%
                     Summit Securities, Inc.
                               |
_______________________________|__________________________________
      |                        |                         |
     100%                     100%                      100%
 Metropolitan                Summit                 Summit Group
  Investment                Property              Holding Company
  Securities,             Development,                   |
     Inc.                     Inc.                       |
                                                        100%
                                                 Old Standard Life
                                                 Insurance Company
                                                         |
                                                         |
                                                        100%
                                                    Arizona Life
                                                 Insurance Company

      The above chart lists the Consolidated Group's principal operating subsidiaries and their ownership.

      National Summit Corp.: Parent Company, inactive except as owner of Summit Securities, Inc. Wholly owned by C. Paul Sandifur, Jr., President of Metropolitan.

      Summit Securities, Inc.: Invests in Receivables and other investments principally funded by proceeds from Receivable investments, other investments, and securities offerings.

      Metropolitan Investment Securities, Inc.: Broker/dealer marketing securities offered by Summit and Metropolitan, mutual funds, and general securities.

      Summit Property Development, Inc.: Provides real estate development services to others, with the principal clients being Metropolitan and its subsidiaries.

      Summit Group Holding Company: Inactive except as owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Invests in Receivables and other investments principally funded by proceeds from Receivable investments and from annuity sales.

      Arizona Life Insurance Company: Old Standard purchased this insurance company effective December 28, 1995. Invests in Receivables and other investments principally funded by proceeds from Receivable investments and from annuity sales.

                                 THE OFFERING

PREFERRED STOCK

Offering . . . . This Preferred Stock offering consists of 150,000 shares of
Variable Rate Cumulative Preferred Stock, Series S-3 (the "Preferred Stock"), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of Preferred Stock which must be sold. Preferred Stock is issued in book entry form.

Distributions . . . . Distributions on Preferred Stock offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the annual rates described on the cover page of this Prospectus based on the price of $100 per share. All preferred stock of Summit including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions."

Liquidation Rights . . . . In the event of liquidation of Summit, the
Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock are senior to the common stock of Summit, on parity with the liquidation rights of all other previously issued and outstanding preferred stock and junior to all debts of Summit, including Summit's certificates. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

Redemption:  Upon Call by Summit . . . . The shares of Preferred Stock are redeemable, in whole or in part, at the option of Summit, upon not less than 30 nor more than 60 days notice by mail, at a redemption price of $100 per share plus any declared but unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

Redemption:  Upon Request of Holder . . . . Subject to certain limitations,
Summit may, in its sole discretion and without any obligation to do so, accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be established by the Board, in its sole discretion, plus, any declared but unpaid dividends. Any such discretionary redemptions will also depend on Summit's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." Summit, through MIS, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares" & "RISK FACTORS."

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the laws of the State of Idaho and (ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four full monthly distributions or more, per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights."

Use of Proceeds . . . . The proceeds of this Preferred Stock offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, and the commencement of new business ventures, or the acquisition of other companies) retiring maturing certificates, preferred stock dividends, and for general corporate purposes. See "USE OF PROCEEDS."

Federal Income Tax Considerations. . . . In the event the Consolidated Group has earnings and profits for federal income tax purposes in any future year, the distributions paid on Preferred Stock in that year will constitute taxable income to the recipient to the extent of such earnings and profits.
Management is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

                                CAPITALIZATION

      The following table sets forth the capitalization of the Consolidated Group at September 30, 1997:

DEBT PAYABLE
  Real estate contracts and mortgage notes payable 6.5% to
    8.5%, due 1997 to 2008....................................   $   200,992
                                                                 ___________
    Total Debt Payable........................................   $   200,992
                                                                 ___________

INVESTMENT CERTIFICATES
  Investment Certificates, maturing 1997 to 2002, at 6.35%
    to 10%....................................................    44,894,825
  Compound and accrued interest...............................     5,512,166
                                                                 ___________
    Total Investment Certificates.............................    50,406,991
                                                                 ___________

STOCKHOLDERS' EQUITY
  Preferred Stock, $10 par:  10,000,000 shares authorized;
    53,817 shares issued and outstanding (liquidation
    preference $5,381,690)....................................       538,169
  Common Stock, $10 par:  2,000,000 shares authorized;
    10,000 shares issued and outstanding......................       100,000
  Additional paid-in capital..................................     3,326,007
  Retained earnings...........................................     3,741,613
  Net unrealized gains on investments.........................        50,854
                                                                 ___________
    Total Stockholders' Equity................................     7,756,643
                                                                 ___________
      Total Capitalization....................................   $58,364,626
                                                                 ===========

                             SUMMIT SECURITIES, INC.
                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1997 and 1996 and for the years ended September 30, 1997, 1996 and 1995 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial
Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated herein by reference. The consolidated financial data shown below as of September 30, 1995, 1994 and 1993 and for the years ended September 30, 1994 and 1993 have been derived from the consolidated financial statements not included elsewhere herein.

                                                      Year Ended September 30,
                              ___________________________________________________________________________
                                  1997             1996           1995           1994            1993
                              ____________     ____________    ___________    ___________     ___________
INCOME STATEMENT DATA:
Revenues                      $ 19,785,462     $ 14,536,449    $ 9,576,615    $ 3,395,252     $ 2,815,624
                              ============     ============    ===========    ===========     ===========
Net income                       1,851,240     $  1,244,522    $   587,559    $   264,879     $   283,107
Preferred stock dividends         (446,560)        (333,606)      (309,061)        (2,930)         --
                              ____________     ____________    ___________    ___________     ___________
Income applicable to common
  stockholders                $  1,404,680     $    910,916    $   278,498    $   261,949     $   283,107
                              ============     ============    ===========    ===========     ===========
PER COMMON SHARE DATA:
Income applicable to common
  stockholders                $     140.47     $      91.09    $     27.85    $     13.47     $     14.15
                              ============     ============    ===========    ===========     ===========
Weighted average number of
  common shares outstanding         10,000           10,000         10,000         19,445          20,000
                              ============     ============    ===========    ===========     ===========
Ratio of earnings to fixed
  charges                             1.46             1.40           1.25           1.16            1.24


Ratio of earnings to fixed
  charges and preferred
  stock dividends                     1.31             1.26           1.11           1.16            1.24
BALANCE SHEET DATA:
Due from/(to) affiliated
  companies, net              $    870,255     $  1,296,290    $(1,960,104)   $   267,735     $ 1,710,743
Total assets                  $166,354,070     $117,266,680    $96,346,572    $35,101,988     $25,441,605
Investment Certificates
  and other debt payable      $ 50,607,983     $ 46,674,841    $38,650,532    $31,212,718     $21,982,078
Stockholders' equity          $  7,756,643     $  5,358,774    $ 3,907,067    $ 3,321,230     $ 3,188,024

                                 RISK FACTORS

      Investment in the Preferred Stock offered hereby involves a certain degree of risk. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risk and uncertainties. Actual events or results may differ as a result of various factors including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

      1. Risk of Fluctuation in Interest Rates: During the twelve month period ending September 30, 1998, more of the Consolidated Group's financial liabilities, principally annuities and certificates, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to increase as the spread between interest revenues and interest expenses improves. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity (as opposed to book value) is the difference between the fair value of all assets less the fair value of all liabilities. The impact of a change in interest rates will be reflected to the greatest extent in the fair value of assets and liabilities with the longest maturities or time until their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they are able to refinance such loans at lower rates of interest. This factor reduces the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. While interest rates evidenced a fairly stable to declining trend during the twelve months preceding the date of this Prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

      2.  Dependence upon Securitization and Direct Sales of Receivables:
Summit and Old Standard sell pools of Receivables through direct sales and securitizations. During the years ended September 30, 1997 and 1996, gains from the sale of Receivables were approximately $1 million each year. These gains substantially contributed to the net income of the Consolidated Group for each of these two years. Adverse changes in the markets for the Consolidated Group's Receivables, including but not limited to fluctuations in interest rates, increased competition and regulatory changes could impair its ability to sell or securitize Receivables. Any such adverse changes could have a material adverse effect upon the Consolidated Group's future results of operations and financial condition, including its future profitability and liquidity position.

      As a result of securitizations, the Consolidated Group has acquired residual interests in securitized loan pools. At September 30, 1997, the Consolidated Group held residual interests aggregating approximately $1,744,000. These residual interests are valued by the Consolidated Group, and accrue income, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although Management believes that it has made reasonable assumptions, actual experience may vary from its estimates. The value of the residual interests and the amount of income accrued will have been overstated if prepayments or losses are greater than anticipated.

      3. Risk Related to Expanding Commercial Lending: During 1997, the Consolidated Group (principally Old Standard) began originating loans collateralized by multi-family and commercial properties ("Commercial Loans"). The Consolidated Group currently projects expansion of these activities during 1998. Current projections include the possibility that a substantial majority of the Consolidated Group's Receivable acquisitions during 1998 may be new Commercial Loan originations. This projection is in part due to management's current perception that this market may be inadequately served by lenders who are flexible in their underwriting and pricing policies.

      Management is unable to predict with any certainty whether it will be able to, or will desire to continue to originate Commercial Loans in these potential volumes or that these lending activities will achieve desirable yields. Additionally, management is unable to predict whether Commercial Lending default rates will exceed management expectations. Also See "RISK FACTORS-Risks Related to Investments in Receivables."

      4.  Risks Related to Investments in Receivables:

      Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase of Receivables which include Receivables collateralized by real estate. All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by many things including changes in economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures include a review of demographics, market trends, property value, economy, and the buyer's credit. Through Metropolitan, the Consolidated Group buys these Receivables nationwide, allowing it to diversify its investments geographically into areas where the market trends and economic conditions may be favorable. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

      Investments in Other Receivables Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group, through Metropolitan, is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments.
All such Receivables are subject to the risk of default by the payor (frequently an unrelated insurance company, or in the case of lotteries, a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures vary with the type of investment and generally include a review of the credit rating of the payor and other relevant factors designed to evaluate the risk of the particular investment. Management believes that these procedures minimize the risk of default, and of loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default or loss in the event of a default.

      As of September 30, 1997, the Consolidated Group's Receivable investments as a percentage of total Receivables consisted of the following:

      83%   Receivables collateralized by real estate
      14%   Annuities
       3%   Lotteries and loans collateralized by lotteries

      As of September 30, 1997, the Consolidated Group's Receivable investments collateralized by real estate were principally located in the following regions:

Percent                                 Region
_______  ___________________________________________________________________
  27%    Pacific Northwest (Washington, Alaska, Oregon, Idaho and Montana)


22
  18%    Pacific Southwest (California, Nevada and Arizona)
  13%    North Atlantic (Connecticut, New Jersey, New York, and Pennsylvania)
  12%    Southwest (Texas, Louisiana and New Mexico)
   9%    Southeast (Florida, Georgia, North Carolina and South Carolina)
  21%    Other areas (of which no more than 3% were located in any one state)

      5. Dependence Upon Metropolitan: All decisions with respect to the day-to-day management of the Consolidated Group will be made exclusively by the officers of the respective companies, many of whom are also employees of Metropolitan and/or its subsidiaries. The Consolidated Group has contracted with Metropolitan and Metwest to provide principally all of the administrative services related to their Receivable acquisition, servicing and sales. Metropolitan and Metwest charge fees for their services. The fee charged to the Consolidated Group relating to Receivable acquisition activities during the fiscal years ended September 30, 1997, 1996 and 1995 was $3,384,542, $1,753,206, and $1,967,409, respectively.

      Management considers these contractual arrangements to be more beneficial to the Consolidated Group than incurring the cost to duplicate these services internally. These contracts do not restrict any of the companies from obtaining these services from other sources and they may be terminated at any time. However, it is anticipated that these contracts will continue indefinitely.

      6. Conflicts of Interest: Many of the officers and directors of Summit and its subsidiaries are also employees of Metropolitan, therefore certain conflicts of interest may arise between the companies. The officers and directors expect to devote as much time as necessary to the affairs of Summit and its subsidiaries. Summit, Old Standard and Arizona Life may compete with Metropolitan and its subsidiaries in the acquisition of Receivables. The Consolidated Group may compete with Metropolitan for the sale of securities, and Old Standard and Arizona Life may compete with Metropolitan's insurance subsidiary for the sale of annuities.

      On September 9, 1994, Metropolitan sold Summit to National Summit Corp., a holding company wholly owned by C. Paul Sandifur Jr. During fiscal 1995, Summit purchased MIS and Old Standard from Metropolitan, and commenced operations of Summit Property Development, Inc. Mr. Sandifur is the President and has voting control of Metropolitan. Prior to these transactions, Mr. Sandifur had effective control of Summit and its subsidiaries through his control of Metropolitan. Following these transactions, Mr. Sandifur through National Summit Corp. continues to control Summit, and through Summit controls Summit's subsidiaries.

      Conflicts of interest are not anticipated to be substantially different from those which existed prior to these sales, such as conflicts in the time available to devote to Summit or its subsidiaries and conflicts with respect to securities sales and with respect to the selection of Receivables. Other conflicts may arise in the normal course of business transactions. Such potential additional conflicts cannot currently be identified with any certainty and therefore cannot be quantified at this time. Purchasers of Preferred Stock must, to a great extent, rely on the integrity and corporate fiduciary responsibilities of Summit's current and future officers and directors to assure themselves that they will not abuse their discretion in selecting Receivables for purchase by each company, and in making other business decisions.

      7. Dependence upon Insurance Subsidiary Earnings and Restriction on Subsidiary Dividends and Fees: At September 30, 1997, approximately 75% of the Consolidated Group's assets were held by its insurance subsidiaries, Old Standard and Arizona Life. Insurance company regulations restrict transfers of assets and the amount of dividends that the insurance subsidiaries may pay. Accordingly, to the extent of such restrictions, assets and earnings of the insurance subsidiaries are not available to Summit without special permission from the respective Insurance Commissioner in the insurance subsidiary's state of domicile. This restriction on dividends could adversely affect Summit's ability to pay preferred stock distributions and meet its other obligations. As of September 30, 1997, Old Standard and Arizona Life had unassigned statutory deficits of approximately $70,000 and $1,383,000, respectively, and were statutorily prohibited from paying dividends.

      8. Dependence upon Leverage Financing: The Consolidated Group's principal sources of cash flow include Receivable payments, the sale of annuities, the sale of Receivables and the sale of certificates and preferred stock. To the extent Summit's cash flow is insufficient or unavailable for payment of certificates which mature during the period ending January 31, 1999, portions of the net proceeds from this Preferred Stock offering may be used for such purpose. See "USE OF PROCEEDS." Approximately $7,995,000 in principal amount of certificates will mature between February 1, 1998 and January 31, 1999. The majority of Summit's certificates have been sold with a five-year maturity. During the fiscal year ended September 30, 1997, its seventh full year of operation, 56% of Summit's maturing certificates were reinvested. The cash flow from the existing assets has been adequate during the past five years to satisfy the demand for payment of maturing certificates. Summit's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent in part upon the success of future public offerings of certificates and preferred stock.

      The following table summarizes anticipated cash requirements for principal and interest obligations of Summit's certificates and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2002 based on amounts outstanding at September 30, 1997 and assuming no reinvestment of maturing certificates:

 Fiscal Year                                      Preferred
   Ending          Investment      Other Debt       Stock
September 30,     Certificates       Payable      Dividends        Total
_____________     ____________     __________     __________     _________
                               (Dollars in Thousands)
1998              $     12,583     $       20     $      492     $  13,095
1999                    10,954             18            492        11,464
2000                     9,468             26            492         9,986
2001                    15,205             28            492        15,725
2002                     9,681             28            492        10,201
                  ____________     __________     __________     _________
                  $     57,891     $      120     $    2,460     $  60,471
                  ============     ==========     ==========     =========

      9.  Risk of Fluctuation in Life Insurance and Annuity Termination Rates:
An increase in the number of annuity contract terminations will tend to negatively impact the insurance subsidiaries' earnings (and in turn the Consolidated Group's earnings) by requiring the expensing of unamortized deferred acquisition costs related to surrendered policies. Annuity surrenders can be impacted by, among other things, interest rate fluctuations, competition, and changes in tax and other regulations. At September 30, 1997, deferred policy acquisition costs on annuities were approximately 6.2% of annuity reserves. Surrender charges typically do not exceed 1% times the years of the initial annuity contract times the annuity contract balance at the contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates adjusted for internal rollovers (surrender of one policy and reinvestment into another) were 11.1% during fiscal 1997.

      10. Risks Related to Lack of Liquidity and Limited Marketability of
Shares: The Preferred Stock is not listed, nor does management anticipate applying for a listing on any national or regional stock exchange and no independent public market for

       Preferred Stock is anticipated. The broker/dealer for this offering, MIS, operates a trading list to match buyers and sellers of Summit's preferred stock. Summit will use its best efforts to maintain the availability of this listing for the Preferred Stock offered hereunder. With limited exceptions, Summit has established a policy that all preferred shareholders must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that Summit will redeem the shares if they have not sold within the 60 day period. Therefore, a prospective purchaser should not rely on this trading list or Summit's discretionary redemption provisions as assurance that such shares could ever be sold or redeemed. There can be no assurance that this system will continue to operate, or that it will provide liquidity comparable to securities traded on a recognized public stock exchange. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

      11. Limitations on Redemption and Restrictions on Distributions:
Preferred Stock is designed as a long-term investment in the equity of Summit, not as a short-term, liquid investment. The Preferred Stock is redeemable under limited circumstances solely at the option of Summit. In addition, Summit may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." Summit is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other Series of preferred stock are entitled to and have not been paid. See "DESCRIPTION OF PREFERRED STOCK-Distributions."

      12. Subordination and Liquidation Rights: The liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of Summit, all shares of Series S Preferred Stock, including shares of additional sub-series which may subsequently be authorized and sold, are on a parity. Preferred Stock is subordinate to all outstanding debt of Summit including its certificates. Preferred Stock is preferred in liquidation to Summit's common stock. As of September 30, 1997, total assets of Summit were approximately $166,354,000 and the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $158,597,000, and the total liquidation preference of all outstanding shares of Series S preferred stock was approximately $5,382,000.

      The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcome in such events could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

      13. Control by Common Shareholders/Lack of Voting Rights: The Common Stock is the only class of Summit's stock carrying voting rights. Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Summit except as described below. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock, including the Preferred Stock offered hereunder, are in arrears in an amount equal to twenty-four full monthly dividends or more per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Summit. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law.
See "DESCRIPTION OF PREFERRED STOCK-Voting Rights."

      14. Possible Redemption/Call of Preferred Shares by Summit: The Preferred Stock is redeemable upon call by Summit, in its sole discretion, at any time at a price of $100 per share plus any declared and unpaid dividends. If fewer than all of the outstanding shares are redeemed, Summit may determine the Shares to redeem in its sole discretion. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

      15. Federal Income Tax Considerations: Under the current Federal Income Tax Code, to the extent that Summit may not have current or accumulated earnings and profits as computed for federal income tax purposes, Summit believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Summit is unable to predict the future character of its distributions, but will report annually to shareholders regarding the tax character of the prior year's distributions. In addition, as each Preferred Shareholders' individual tax circumstance is unique, Preferred Shareholders are advised to consult their own tax advisors each year with respect to their individual federal income tax treatment of distributions. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

      16. Risks Related to Environmental Conditions and Regulations: In the course of its business, the Consolidated Group acquires properties, generally through foreclosure. Various state and federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL AND COMMON STOCK

      As of the date of this prospectus the authorized capital of Summit consists of 2,000,000 shares of Common Stock ($10 par value), and 10,000,000 shares of Series S Preferred Stock ($10 par value), from which 185,000 shares of Series S-1, 159,500 shares of Series S-2, 200,000 shares of Series S-3 and 80,000 shares of Series S-RP have been authorized.

DESCRIPTION OF PREFERRED STOCK

      This offering consists of 150,000 shares of Variable Rate Cumulative Preferred Stock, Series S-3 (hereinafter referred to as "Preferred Stock"). All of the shares of Preferred Stock offered by Summit, hereby, when issued and sold against the consideration set forth in this Prospectus will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Summit and are set forth in the Preferred Stock Authorizing Resolution (the "Authorizing Resolution"). Preferred Stock is issued in Book Entry form.

      The following statements relating to the Preferred Stock are summaries and do not purport to be complete and are qualified in their entirety by reference to the Authorizing Resolution, a copy of which has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part, and is available for inspection at the principal office of Summit.

Distributions

      Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "Applicable Rate" as defined herein subject to the authority of Summit's Board of Directors to authorize, by resolution, a higher rate.

      The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the three-month U.S. Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as more fully described in the Authorizing Resolution),
(ii) plus one half of one percentage point. Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on Preferred Stock is being determined. Should Summit determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate for such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Summit determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practical by Summit. Summit will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the three-month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

      Prior to the effective date of this Prospectus, Summit's Board of Directors had adopted a resolution to authorize a distribution rate on the Preferred Stock at two percentage points higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional points at any time, in its sole discretion.

Restrictions on Distributions

      Summit may not declare or pay a distribution on any share of Preferred Stock for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions. See "CAPITALIZATION."

      So long as any shares of Preferred Stock are outstanding, and unless the full cumulative dividends on all outstanding preferred shares shall have been paid or declared and set apart for all past dividend periods, Summit may not:
(i) declare or pay or set aside for payment any dividend (other than a dividend in common stock or in any other stock ranking junior to Preferred Stock as to dividends and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to dividends or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of Summit ranking junior to or on a parity with

 Preferred Stock as to dividends or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Summit ranking junior to Preferred Stock as to dividends and upon liquidation.

      Summit may make distributions ratably on the shares of Preferred Stock and shares of any stock of Summit ranking on a parity therewith with regard to the payment of dividends, in accordance with the sums which would be payable on such shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date hereof, no dividends on Summit's preferred stock are in arrears. No interest will be paid for or on account of any unpaid dividends.

Liquidation Rights

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of Summit, the holders of shares of Preferred Stock will be entitled to receive out of the assets of Summit available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Summit ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid dividends. Preferred Stock is junior in liquidation to outstanding debt of Summit. As of September 30, 1997, the total liabilities of Summit ranking senior in liquidation preference to Preferred Stock were approximately $158,597,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previously issued series of preferred stock) as of September 30, 1997 were approximately $5,382,000. There are no limitations on Summit's ability to incur additional secured or unsecured indebtedness. See "CAPITALIZATION" & "RISK FACTORS."

      The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Summit. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, the amounts payable with respect to Preferred Stock and any other shares of stock of Summit ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Summit in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

      Upon call by Summit: Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $100 per share if redeemed anytime after December 31, 1997 plus declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Summit and the shares to be redeemed shall be determined by such method as Summit, in its sole discretion, deems to be equitable.

      Discretionary Redemption Upon Request of the Holder: As provided in the Preferred Stock Authorizing Resolution, the shares of Preferred Stock are not redeemable at the option of the holder. If, however, Summit receives an unsolicited written request for redemption of shares from any holder, Summit may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, accept such shares for redemption. Such redemption requests are reviewed in the order received, and are subject to review by Summit's executive management. Any shares so tendered, which Summit in its discretion, allows for redemption shall be redeemed by Summit directly, (and not from or through a broker or dealer), at a price established by the Board, from time to time, in its sole discretion plus any declared but unpaid dividends.

      There can be no assurance that Summit's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Summit will not redeem any such shares tendered for redemption if to do so would, in the opinion of Summit's management, be unsafe or unsound in light of Summit's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Summit ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred Stock have not been paid in full, Summit may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

      The Preferred Stock is not expected to be traded on any national or regional stock exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. The broker-dealer for this offering, MIS, maintains a trading list to match buyers and sellers of preferred stock. Summit will use its best efforts to maintain the availability of this listing for the Preferred Stock offered hereunder following completion of this offering. With limited exceptions, Summit has established a policy that all preferred shareholders, including holders of the Preferred Stock offered herein, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption. See "RISK FACTORS-Risks Related to Lack of Liquidity and Limited Marketability of Shares."

Voting Rights

      The Preferred Stock has no voting rights except as provided in the Authorizing Resolution and except as required by Idaho State Law regarding amendments to Summit's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of a majority of the outstanding shares entitled to vote.

      The Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Summit's other preferred stock hereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Summit in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four full monthly dividends or more per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

      The following discussion of the federal income tax consequences of distributions is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

      Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes.

 To the extent, if any, that distributions made by Summit to the holders of Preferred Stock exceed current and accumulated earnings and profits of Summit, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero) and thereafter as capital gains (provided Preferred Stock is held by the holder as a capital asset).

      Summit believes that the majority of the distributions on its outstanding common and preferred stock were tax free returns of capital for federal income tax purposes in calendar 1994, and were taxable for 1995 and 1996. Summit is currently unable to predict the character of its distributions for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior year's distributions.

      Each Preferred Shareholder's individual tax circumstance is unique; accordingly, Preferred Shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

      Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes will result in the same federal income tax consequences to Summit as other payments of dividends. These distributions are not deductible by Summit under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

TRANSFER AGENT AND REGISTRAR

      Metropolitan acts as Transfer Agent and Registrar for Summit's capital stock, including its Preferred Stock.

                                 LEGAL MATTERS

LEGAL OPINION

      The legality of the Preferred Stock being offered hereby is being passed upon for Summit by Susan A. Thomson, Esq., who is Assistant Corporate Counsel for Summit.

LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against Summit, or to which its property is subject.

                                    EXPERTS

      The consolidated balance sheets of Summit and its subsidiaries as of September 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph for changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             PLAN OF DISTRIBUTION

      The Preferred Stock is offered directly to the public on a continuing best efforts basis through MIS which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Preferred Stock. A commission in the maximum amount of 6% of the offering price will be paid by Summit on most Preferred Stock purchases. Preferred Stock is offered for cash or other consideration acceptable to Summit as determined by the Board of Directors. MIS will transmit such funds or other consideration directly to Summit by noon of the next business day after receipt. Summit will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1997, MIS received commissions of $116,831 from Summit on sales of approximately $2,093,000 of Summit's preferred stock.

         MIS is a member of the National Association of Securities Dealers, Inc. (NASD). As such, NASD Rule 2720 applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., a NASD member, ("Welco") which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. The price offered for the Preferred Stock will be no higher than Welco would have independently recommended. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Preferred Stock offered hereunder, Welco is to be paid $15,000 in fees and up to a maximum of $5,000 in accountable expenses.

         The Registrant has agreed to indemnify Welco, against or make contributions to Welco with respect to certain liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

      There is not now and Summit does not expect that there will be a public trading market for the Preferred Stock in the future. MIS does not intend to make a market for the Preferred Stock. However, MIS undertakes to maintain a list of persons willing to sell or purchase outstanding series of preferred stock of Summit. Summit will use its best efforts to maintain the availability of this listing for Preferred Stock offered hereunder following completion of this offering. See "RISK FACTORS-Risks Related to Lack of Liquidity and Limited Marketability of Shares."

      MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Preferred Stock sold by such dealers. After the commencement of the offering, the commissions and reallowances, if any, may be lowered.

                                USE OF PROCEEDS

      Preferred Stock Proceeds: If all of the Preferred Stock is sold, Summit expects net proceeds from this Preferred Stock offering of $14,100,000 to $15,000,000 before deducting offering expenses estimated at $110,000 and after sales commissions of up to $900,000 (6%), assuming all of the Preferred Stock is sold. There can be no assurance, however, that any of the Preferred Stock can be sold.

      In conjunction with the other funds available to it through operations and/or borrowings, Summit will utilize the proceeds of the Preferred Stock offering for the following purposes, which are shown in their descending order of priority: funding investments in Receivables, and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures and the acquisition of other companies. The Consolidated Group continues to evaluate possible acquisition candidates. Presently, there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January 31, 1999, proceeds of this offering may be used for retiring maturing certificates, preferred stock dividends and for general corporate purposes (debt service, and other general operating expenses). Approximately $7,995,000 in principal amount of debt securities will mature between February 1, 1998 and January 31, 1999 with interest rates ranging from 6.35% to 10% and averaging approximately 8.3% per annum. See "RISK FACTORS-Dependence upon Leverage Financing."

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short-term investments until used as stated above. Due to Summit's inability to accurately forecast the total amount of Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

      In the event substantially less than the maximum proceeds are obtained, Summit does not anticipate any material changes to its planned use of proceeds from those described above.

                                INDEMNIFICATION

      Summit's Articles of Incorporation provide for indemnification of Summit's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Summit unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his or her duties in the conduct of his or her office. Such right of indemnification is not exclusive of any other rights that may be provided by contract of other agreement or provision of law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act")may be permitted to Summit's officers, directors or controlling persons pursuant to the foregoing provisions, Summit has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14:    Other Expenses of Issuance and Distribution

      SEC Registration Fee..........................         $  4,545
      NASD Filing Fee...............................            2,000
      Independent Underwriter Fee and Expenses......           20,000
      * Printing Expenses...........................           10,000
      * Legal Fees and Expenses.....................           10,000
      * Accounting Fees and Expenses................           25,000
      * Trustee's Fees and Expenses.................            5,000
      * Blue Sky Fees and Expenses..................           12,000
      * Advertising and Marketing Expenses..........           20,000
      * Miscellaneous Expenses......................            1,455

      Total Expenses................................         $110,000

      * Estimated

Item 15.    Indemnification of Directors and Officers

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Idaho state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed in the best interest of the corporation.

Item 16:    Exhibits

      (a)   Exhibits:

            1(a). Selling Agreement between Summit and Metropolitan Investment Securities, Inc. with respect to Preferred Stock Series S-3 (Exhibit 1(a)(ii) to Registration No. 333-19787).

            *1(b). Form of Agreement to Act as Qualified Independent Underwriter between Summit, Metropolitan Investment
                         Securities, Inc. and    Welco     Securities, Inc.
                         with respect to Preferred Stock, Series S-3.

            *1(c).       Form of Pricing Opinion of    Welco     Securities,
                         Inc. with respect to Preferred Stock, Series S-3.

            4. Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series S-3 (Exhibit 4(d) to Amendment 3 to Registration No. 333-19787).

            *5. Opinion of Susan A. Thomson, Attorney at Law, as to validity of Preferred Stock.

            7.           Opinion Regarding Liquidation Preference.  (See
                         Exhibit 5.)

            10(a). Management Receivable Acquisition and Servicing Agreement between Summit Securities Inc. and Metropolitan Mortgage & Securities Co., Inc. dated September 9, 1994 (Exhibit 10(a) to Registration No. 33-57619).

            10(b). Receivable Acquisition, Management and Services Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc. dated December 31, 1994 (Exhibit 10(d) to Registration No. 333-115).

            10(c). Receivable Acquisition, Management and Services Agreement between Arizona Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc. dated October 10, 1996 (Exhibit 10(d) to Registration No. 333-19787).

            10(d). Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Exhibit 10(d) to Form 10-K filed January 7,
                         1998).

            *11. Statement of computation of earnings per common share.

            *12. Statement of computation of ratio of earnings to fixed charges.

            *23(a).      Consent of Coopers & Lybrand L.L.P., Independent
                         Accountants.

            23(b).       Consent of Susan Thomson, Attorney at Law.  (See
                         Exhibit 5.)

            *24(a).      Power of Attorney.

            *24(b). Certified Resolution of the Board of Directors authorizing board signatures pursuant to a Power of Attorney.

            27. Financial Data Schedule (Exhibit 27 to Form 10-K filed January 7, 1998).

            *Filed herewith

Item 17.    Undertakings

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the
                  offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the
            registrant in the successful defense      of any action, suit, or
            proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 25th day of February, 1998.

            SUMMIT SECURITIES, INC.

            /s/ Tom Turner

            By:   _______________________________________________
                  Tom Turner
                  President/Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                          Date
**

_____________________         President/Director             2/25/98
Tom Turner

**

_____________________         Vice President/Director        2/25/98
Philip Sandifur

**

_____________________         Secretary/Treasurer            2/25/98
Greg Gordon                   Director

**

_____________________         Director                       2/25/98
Robert Potter

/s/ STEVEN CROOKS

_____________________         Principal Accounting           2/25/98
Steven Crooks                 Officer/Principal
                              Financial Officer


/s/ SUSAN THOMSON

_____________________
Susan Thomson

**Susan Thomson, by signing her name hereto, signs this document on behalf of Messrs. Turner, Sandifur, Gordon and Potter, indicated above, pursuant to a power of attorney duly executed by such persons and filed herewith.